1180 Veterans Blvd. South San Francisco, CA 94080 Main Phone: 650.624.1100 FAX: 650.624.1101 http://www.rigel.com

December 4, 2009

VIA EDGAR AND FACSIMILE (202.772.9198)

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

RE:	Rigel Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008 filed on February 27, 2009
Definitive Proxy Statement on Schedule 14A filed on April 15, 2009
File Number: 000-29889

Dear Mr. Rosenberg,

Rigel Pharmaceuticals, Inc. (the “Company”) hereby responds to an oral comment received from the Staff by Chadwick L. Mills of Cooley Godward Kronish LLP, the Company’s outside legal counsel (“Cooley”), on November 30, 2009 (the “Comment”), and a subsequent phone conversation between the Staff and Sahar A. Kianfar of Cooley on December 1, 2009. We note the Comment related to previous response letters that we submitted on October 5, 2009 and November 12, 2009 (the “Prior Response Letters”) in response to the Staff’s comment letters dated September 21, 2009 and October 29, 2009, respectively, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and the Company’s Definitive Proxy Statement filed on Schedule 14A on April 15, 2009. The following information is provided in response to the Comment, which is summarized below in bold.

Comment. Please expand your disclosure to provide the duration and any termination provisions of the active collaboration agreements referred to in your Prior Response Letters.

Response. The Company advises the Staff that, commencing with its Annual Report on Form 10-K for the fiscal year ending December 31, 2009, the Company will provide enhanced disclosure under the heading “Business — Corporate Collaborations” regarding the duration and termination provisions of the collaboration agreements with Pfizer, Inc. (relating to intrapulmonary asthma and allergy therapeutics), Daiichi (relating to oncology) and Merck Serono (relating to our aurora kinase inhibitor program), as well as any additional material collaboration agreements that the Company completes in the applicable reporting period. We have updated the proposed disclosure previously provided as Exhibit A to our Prior Response Letter dated November 12, 2009 to include disclosure regarding these provisions.  The proposed enhanced disclosure regarding the duration and termination provisions of certain collaboration agreements is underlined in the revised Exhibit A attached hereto.

The Company acknowledges its obligation to regularly review each of its collaboration agreements and other similar arrangements to evaluate their materiality, and include additional disclosure regarding such arrangements if at any time the Company determines it has become material and additional disclosure is required. The Company also may in the future determine that a collaboration agreement is no longer material to its business. To the extent that the Company makes such a determination, the Company may determine that it is no longer appropriate or necessary to include disclosure of the material terms of such collaboration agreement in its Form 10-K or other SEC filings.

* * * *

In connection with the Company’s response to the Staff’s comments, the Company acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional questions or comments regarding the foregoing, please contact the undersigned at (650) 624-1284 or Dolly A. Vance, Senior Vice President, General Counsel and Corporate Secretary of the Company at (650) 624-1327.

Sincerely,

/s/ Ryan D. Maynard
Ryan D. Maynard
Vice President and Chief Financial Officer

cc:	Dolly A. Vance, Senior Vice President, General Counsel and Corporate Secretary
Chrystal Jensen, Cooley Godward Kronish LLP
Chadwick L. Mills, Cooley Godward Kronish LLP

EXHIBIT A

Corporate Collaborations

We conduct research and development programs independently and in connection with our corporate collaborators. We currently have the following active collaborations with three major pharmaceutical/biotechnology companies:  Pfizer, Inc., or Pfizer, (relating to intrapulmonary asthma and allergy therapeutics and associated with the clinical compound R343), Daiichi Pharmaceuticals Co., Ltd., or Daiichi, (relating to oncology), and Merck Serono (relating to our aurora kinase inhibitor program).  None of these collaborations currently provide us with regular research reimbursement. In all of these collaborations, if certain conditions are met, we are entitled to receive future milestone payments and royalties. We cannot guarantee that these conditions will be met or that research and development efforts will be successful. As a result, we may not receive any further milestone payments or royalties under these agreements.

Pfizer

In January 2005, we entered into a research collaboration with Pfizer that has a license component. The collaboration is for the development of inhaled products for the treatment of allergic asthma and other respiratory diseases such as COPD. The collaboration was primarily focused on our preclinical small molecule compounds, which inhibit IgE receptor signaling in respiratory tract mast cells by blocking the signaling enzyme Syk kinase. A goal of the collaboration was for Pfizer to nominate a licensed compound to commence advanced preclinical development. Pfizer is responsible for the manufacture of all preclinical and clinical materials for each compound/product and all costs associated with development and commercialization. We did not have any further obligations to Pfizer after the research phase of the collaboration ended in February 2007.

In connection with this collaboration, Pfizer paid us $10.0 million upfront and purchased $5.0 million of our common stock at a premium in 2005. We have earned and will earn milestone payments in connection with certain clinical events, should they occur, as well as royalties from sales of the resulting products upon marketing approval. Under the terms of the collaboration agreement, the aggregate of potential milestone amounts payable to us is $175.0 million and mid-single-digit to low double-digit royalties on sales. In May 2006, we achieved the first milestone upon selection of the licensed compound and received a $5.0 million milestone payment when Pfizer nominated R343 to commence advanced preclinical development in allergic asthma. In December 2007, we earned the second milestone and received another milestone payment of $5.0 million when Pfizer initiated a Phase 1 clinical trial on R343. No milestone payments were received in either 2008 or 2009 as no further milestones were met. Pfizer remains obligated to pay us various milestones and royalties in the future if certain conditions are met.

Pfizer may terminate the collaboration agreement for any reason upon prior written notice to us, or for cause if we materially breach the agreement and such breach remains uncured, or if we become insolvent. We may terminate the collaboration agreement for cause if Pfizer fails to meet certain diligence efforts, materially breaches the agreement and such breach remains uncured, or becomes insolvent. If neither party exercises its option to terminate the collaboration agreement, then the agreement automatically terminates on the later of: 1) the last valid claim to expire covering a licensed product and 2) after a specified period from the launch of a licensed product.

Daiichi

In August 2002, we signed an agreement for a collaboration with Daiichi to pursue research related to a specific target from a novel class of drug targets called ligases that control cancer cell proliferation through protein degradation. Daiichi paid us $0.9 million at the time we entered into the agreement. Under the terms of the collaboration agreement, the aggregate of potential milestone amounts payable to us is $33.6 million and low to mid-single-digit royalties on sales. We have earned to date three milestone payments totaling $4.6 million and may earn milestone payments in connection with certain clinical events. The research phase of this three-year collaboration expired in August 2005. In addition, we are entitled to receive royalties on any commercialized products to emerge from the collaboration at low to mid-single-digit royalties on sales. Under the terms of the agreement, we retain the rights to co-develop and co-promote certain products resulting from this collaboration in North America, while Daiichi retains co-development and promotion rights in the remainder of the world. No other milestone payments were received since 2005 as no further milestones were met. Daiichi may become obligated to pay us certain other milestone payments, and we are also entitled to receive royalties on any commercialized products to emerge from the collaboration.

Either party may terminate the collaboration agreement if the other party materially breaches the agreement and such breach remains uncured, or after a specified period from the end of a designated research period if no product is commercialized (unless the parties agree to extend the collaboration). The collaboration agreement can also be terminated by mutual written consent of the parties.  If neither party exercises its option to terminate the collaboration agreement, then the agreement automatically terminates on the later of: 1) the expiration of the last patent with a claim that covers the composition of matter of a product (or manufacture or use of a product under certain circumstances) and 2) after a specified period from the initial commercialization of a licensed product.

Merck Serono

In October 2005, we entered into a collaborative research and license agreement with Merck Serono granting them an exclusive license to develop and commercialize product candidates from our aurora kinase inhibitor program. Even though the agreement included a basket of compounds within the aurora kinase inhibitor program, the collaboration and our efforts under the agreement were focused on R763. We were responsible for all costs associated with the preparation and filing of an IND for R763 while Merck Serono is responsible for all development of R763 following regulatory acceptance of the IND and will bear all costs thereafter. In connection with this collaboration, Merck Serono paid us $10.0 million upfront and purchased $15.0 million of our common stock at a premium in 2005. We amortized the upfront amount into revenue over the nine months from the initiation of the collaboration in October 2005. As of June 2006, we had completely recognized the upfront amount into revenue as we had performed all our deliverables under the collaboration and did not have any further obligations to Merck Serono leading up to the initiation of the first clinical trial.

We are also eligible to receive milestone payments and royalties in the future. Under the terms of the collaboration agreement, the aggregate of potential milestone amounts payable to us is $125.0 million and high single-digit to mid-double-digit royalties on sales. During February 2006, we received a milestone payment of $5.0 million triggered by the regulatory acceptance of the R763 IND in January 2006. In September 2006, we received a $3.0 million milestone payment from Merck Serono in connection with the initiation of the Phase 1 study of R763. In October 2007, we received another $3.0 million milestone payment from Merck Serono upon their exercise of the option to obtain Japan rights for R763. No other milestone payments were received since 2007 as no further milestones were met. Merck Serono remains obligated to pay us various milestones and royalties in the future if certain conditions are met.

Merck Serono may terminate the collaboration agreement for any reason upon prior written notice to us, and either party may terminate the agreement if the other party materially breaches the agreement and such breach remains uncured. If neither party exercises its option to terminate the collaboration agreement, then the agreement automatically terminates on the later of: 1) the expiration or invalidation of the last remaining valid claim under certain of our patent rights, and 2) after a specified period from the initial commercialization of a licensed product.